Exhibit 99.3

Beneficiary's Details – IBI Trust Management

ZIM

Dear Beneficiary,

IBI Trust Management would like to thank you to for joining us and welcome you onboard.
In order to set up an account on your behalf, please fill out the information requested within the form and send to – ZimDividend@ibi.co.il

Part 1 – Identification of Beneficiary (in case of Legal Entity, please fill Annex I)

Beneficiary Information:
Full Name of Beneficiary: (First and Last Name/Legal name of the corporation):________________________
__________________________________________________________________________________________
ID/Passport No. /Incorporation No.: ____________________________________________________________
Date of Birth/Incorporation Date: ______________________________________________________________
Place of Birth/Incorporation place: Town: ______________________ Country: ________________________
Current Residence: Address: _________________________________________________________________
Town:______________________  country:____________________ Postal code/zip code: _______________
Mailing Address: (please only complete if different from above) _____________________________________
Email: ___________________________________________________________________________________
Telephone #1: ____________________________ Telephone #2: ____________________________________

Please attach:

✔	A copy of your identification card or your passport or your incorporation certificate. * Israeli Citizen is requested to provide a copy of the identification card

✔	A proof of ownership of your bank account (void check or any other statement).

✔	Please attach:W-9 / W-8BEN / W-8BEN-E / W-8IMY / W-8EXP / W-8ECI *such forms can be downloaded from www.irs.gov

Part 2 – Country/Jurisdiction of Residence for Tax Purposes and related Taxpayer Identification Number or equivalent number* (“TIN”)

Please complete the following table indicating (i) what is the Beneficiary tax residence and (ii) the Beneficiary's TIN for each country/jurisdiction indicated.

* If a TIN is unavailable please provide the appropriate reason A, B or C where indicated below:

Reason A - The country/jurisdiction where the Beneficiary is resident does not issue TINs to its residents.  Reason B - The Beneficiary is otherwise unable to obtain a TIN or equivalent number (Please explain why you are unable to obtain a TIN in the below table if you have selected this reason)
Reason C - No TIN is required. (Note. Only select this reason if the domestic law of the relevant jurisdiction does not require the collection of the TIN issued by such jurisdiction)

	Country/Jurisdiction of tax residence	TIN	If no TIN available enter Reason A, B or C
1
2
3

Please explain why you are unable to obtain a TIN if you selected Reason B above:

1
2
3

•	Please note, additional information may be needed in accordance with the Beneficiary's self-certification above.

•	For more information please consult your tax adviser or the information at the OECD automatic exchange of information portal www.oecd.org/tax/automatic-exchange

Part 3 – Wire information

Currency of choice:

Attention: you should choose whether you wish to receive the net proceed in NIS or in US dollar. Please note that the wire commission for USD will be charged in USD.

Please mark only one alternative:

☐ I would like to receive the Payment in NIS	☐ I would like to receive the payment in US dollar

*Additional charges may apply by the receiving bank in case of USD wires such as intermediary bank fee
   (Please contact your bank for additional info)

Mandatory details – international wire:

1.	Bank Name : _________________________________________________________________________

2.	Account Name : _______________________________________________________________________

3.	Account Number : _____________________________________________________________________

4.	Swift code : __________________________________________________________________________

5.	ABA (routing #) : _____________________________________________________________________

6.	IBAN: ______________________________________________________________________________ In case of a Sub-Account:

7.	For Further credit to (Account name) :

8.	Sub-Account Number: __________________________________________________________________

Mandatory details – domestic wire:

1.	Bank Name : __________________________________________________________________________

2.	Account Name : ________________________________________________________________________

3.	Branch Number : _______________________________________________________________________

4.	Account Number : ______________________________________________________________________

5.	IBAN: _______________________________________________________________________________

Part 4 – Declarations and Signature

I understand that the information supplied by me is covered by the full provisions of the terms and conditions governing my relationship with IBI Trust Management. (“IBI”).

I acknowledge that the information contained in this form may be provided to the tax authorities of the country/jurisdiction described in this form above and exchanged with tax authorities of another country/jurisdiction or countries/jurisdictions in which I may be tax resident pursuant to intergovernmental agreements to exchange financial account information.

I certify that I am the Beneficiary) of all the account(s) to which this form relates to.

For natural person only - I declare that I am not holding Senior Public Position1 and I am not a Politically Exposed Person 2and I will update you if the above will change in the future.

I declare that all statements made in this declaration are, to the best of my knowledge and belief, correct and complete.

I undertake to advise IBI of any change in circumstances which affects the tax residency status of the individual identified in this form and to provide with an updated form.

Signature:                                             ________________________________________________

Print name:                                            ________________________________________________

Date:                                                      ________________________________________________

Note: If you are not the Beneficiary please indicate the capacity in which you are signing the form.  If signing under a power of attorney please also attach a certified copy of the power of attorney.

Capacity:                                                _________________________________________________

For additional info, please contact us at: ZimDividend@ibi.co.il

1 "Senior public position"- Including head of state, president, city mayor, judge, member of parliament, senior party member, member of the government, senior officer in the army or police, senior official in government companies, senior position in international organizations or anyone who performs such a role even if the title is different.

2 "Politically Exposed Person"- Holds a senior public position for the past five years, including a family member of such a person or a corporation under his control or a business partner of any of the above.

"foreign Politically Exposed Person"- Politically Exposed Person who is a foreign resident.

Annex I – Legal Entity

Please provide the Legal Entity's (not applicable to individual account holders) Status by ticking one of the following boxes (please consult with your tax adviser):

1.	(a)	Financial Institution – Investment Entity

i.	An Investment Entity located in a Non-Participating Jurisdiction and managed by another Financial Institution	☐

ii.	Other Investment Entity	☐

(b)	Financial Institution – Depository Institution, Custodial Institution or Specified Insurance Company	☐

If you have ticked (a) or (b) above, please provide, if held, the Account Holder’s Global Intermediary Identification Number (“GIIN”) obtained for FATCA purposes.

.	.	.

(c)	Active NFE – a corporation the stock of which is regularly traded on an established securities market or a corporation which is a related entity of such a corporation	☐

If you have ticked (c), please provide the name of the established securities market on which the corporation is regularly Traded: ________________________________

If you are a Related Entity of a regularly traded corporation, please provide the name of the regularly traded corporation that the Entity in (c) is a Related Entity of: ______________________________

(d)	Active NFE – a Government Entity or Central Bank	☐

(e)	Active NFE – an International Organization	☐

(f)	Active NFE – other than (c)-(e) (for example a start-up NFE or a non-profit NFE)	☐

(g)	Passive NFE	☐

2.   Please fill a separate form for each "Controlling Person"3

3 "controlling person":
(1) An individual with the ability to direct the actions of the corporation, whether alone or together with others or through them, whether directly or indirectly, including an ability arising from the articles of association of the corporation, by virtue of a contract in writing, verbally or otherwise, or an ability arising from any other source, except for the ability arising only from the fulfilling of the position of an office holder in the corporation:
(2) Without derogating from the generality of the above said in paragraph (1), an individual will be deemed to be of controlling interest in the corporation if such person holds 25% or more of any type of means of control, and no other person holds the means of control of that type at a rate which is greater than his/her holdings: for this purpose, ‘holdings’- including holding together with others as defined in the Securities Law;
(3) Without derogating from the generality of that stated in paragraphs (1) and- (2), in a corporation in which there is no individual as stated, the chairman of the board of directors in the company and a comparable office holder and the CEO, will be deemed to be as the controlling persons. If there are none of the above, the office holder who holds effective control in the corporation will be deemed the controlling person.